UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                         (Amendment No. _____________)*


                         World Health Alternatives, Inc.
           ------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                    98147T104
          ------------------------------------------------------------
                                 (CUSIP Number)


                               September 23, 2004
          -------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)
[X   ] Rule 13d-1(c)
[    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1935 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  98147T104

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Richard F. Thompson

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) ________________________________________________________________

         (b) Mr. Thompson is the president of R.F. Thompson Investment Advisors, Ltd., an Indiana corporation ("Thompson Advisors"). Thompson Advisors is the sole general partner of Parabolic Investment Fund, L.P. ("Parabolic"), an Indiana limited partnership organized under the laws of the state of Indiana. Mr. Thompson is the father of Gregory Thompson ("G. Thompson), who beneficially owns 98,375 shares of World Health Alternatives, Inc. ("World Health") and owns warrants to acquire an additional 10,000 of the authorized but unissued shares of the company.
         G. Thompson has sole voting and dispositive authority over such shares and Richard F. Thompson, G. Thompson, Thompson Advisors and Parabolic each disclaim the existence of a group with G. Thompson. G. Thompson is a registered representative of a broker/dealer and certain of his clients own a total of 120,850 shares of the Issuer. G. Thompson disclaims beneficial ownership or dispositive power with regard to those shares.

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Indiana

Number of Shares Beneficially Owned by Each Reporting Person With:


5. Sole Voting Power: 2,731,675


6. Shared Voting Power: 0


7. Sole Dispositive Power: 2,731,675


8. Shared Dispositive Power: 0


9. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,731,675

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A


11. Percent of Class Represented by Amount in Row (9): 8.1%

12. Type of Reporting Person (See Instructions): IN CUSIP No. 98147T104

CUSIP No.  98147T104

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         R.F. Thompson Investment Advisors, Ltd.


2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  ---------------------------------------------------------------

         (b) Mr. Thompson is the president of R.F. Thompson Investment Advisors, Ltd., an Indiana corporation ("Thompson Advisors"), which is registered as an investment advisor with the Indiana Securities Division. Thompson Advisors is the sole general partner of Parabolic Investment Fund, L.P. ("Parabolic"), an Indiana limited partnership organized under the laws of the state of Indiana. Mr. Thompson is the father of Gregory Thompson ("G. Thompson), who beneficially owns 98,375 shares of World Health Alternatives, Inc. ("World Health") and owns warrants to acquire an additional 10,000 of the authorized but unissued shares of the company.
         G. Thompson has sole voting and dispositive authority over such shares and Richard F. Thompson, G. Thompson, Thompson Advisors and Parabolic each disclaim the existence of a group with G. Thompson. G. Thompson is a registered representative of a broker/dealer and certain of his clients own a total of 120,850 shares of the Issuer. G. Thompson disclaims beneficial ownership or dispositive power with regard to those shares.

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Indiana

         Number of Shares Beneficially Owned by Each Reporting Person With:


5. Sole Voting Power: 2,731,675

6. Shared Voting Power: 0

7. Sole Dispositive Power: 2,731,675

8. Shared Dispositive Power: 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,731,675

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

11. Percent of Class Represented by Amount in Row (9): 8.1%

12. Type of Reporting Person (See Instructions): IA CUSIP No. 98147T104

CUSIP No.  98147T104

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Parabolic Investment Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) ------------------------------------------------------------------

         (b) Mr. Thompson is the president of R.F. Thompson Investment Advisors, Ltd., an Indiana corporation ("Thompson Advisors"), which is registered as an investment advisor with the Indiana Securities Division. Thompson Advisors is the sole general partner of Parabolic Investment Fund, L.P. ("Parabolic"), an Indiana limited partnership organized under the laws of the state of Indiana. Mr. Thompson is the father of Gregory Thompson ("G. Thompson), who beneficially owns 98,375 shares of World Health Alternatives, Inc. ("World Health") and owns warrants to acquire an additional 10,000 of the authorized but unissued shares of the company.
         G. Thompson has sole voting and dispositive authority over such shares and Richard F. Thompson, G. Thompson, Thompson Advisors and Parabolic each disclaim the existence of a group with G. Thompson. G. Thompson is a registered representative of a broker/dealer and certain of his clients own a total of 120,850 shares of the Issuer. G. Thompson disclaims beneficial ownership or dispositive power with regard to those shares.

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Indiana

         Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power: 2,731,675

6. Shared Voting Power: 0

7. Sole Dispositive Power: 2,731,675

8. Shared Dispositive Power: 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,731,675

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

11. Percent of Class Represented by Amount in Row (9): 8.1%

CUSIP No.  98147T104

12. Type of Reporting Person (See Instructions): IA

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Gregory Thompson

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   _____________________________________________________________

         (b) Gregory Thompson ("G. Thompson") is the son of Richard Thompson and beneficially owns 98,375 shares of World Health Alternatives, Inc. ("World Health"), owns warrants to acquire an additional 10,000 of the authorized but unissued shares of the Company, and has sole voting and dispositive authority over such shares. Richard F. Thompson, Thompson Advisors and Parabolic each disclaim beneficial ownership of G. Thompson's shares. G. Thompson is a registered representative of a broker/dealer and certain of his clients own a total of 120,850 shares of the Issuer. G. Thompson disclaims beneficial ownership or dispositive power with regard to those shares.
                  Richard Thompson is the president of R.F. Thompson Investment Advisors, Ltd., an Indiana corporation ("Thompson Advisors"), which is registered as an investment advisor with the Indiana Securities Division. Thompson Advisors is the sole general partner of Parabolic Investment Fund, L.P. ("Parabolic"), an Indiana limited partnership organized under the laws of the state of Indiana.

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Indiana

         Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power: 2,731,675

6. Shared Voting Power: 0

7. Sole Dispositive Power: 2,731,675

8. Shared Dispositive Power: 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,731,675

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

11. Percent of Class Represented by Amount in Row (9): 8.1%

12. Type of Reporting Person (See Instructions): IN

Item 1. (a)       Name of Issuer

World Health Alternatives, Inc.

Item 1. (b)       Address of Issuer's Principal Executive Offices

777 Penn Center Boulevard, Suite 111, Pittsburgh, Pennsylvania 15235

Item 2. (a)       Name of Person Filing


This statement is being filed jointly by Richard F. Thompson, a resident of Indiana, R.F. Thompson Investment Advisors, Ltd.("Thompson Advisors"), an Indiana corporation, Parabolic Investment Fund, L.P. ("Parabolic"), a limited partnership organized under the laws of the state of Indiana and Gregory Thompson ("G. Thompson"), a resident of Indiana. Richard F. Thompson is the president of Thompson Advisors, an investment advisor registered with the state of Indiana, and certain of the securities listed as beneficially owned are held in accounts managed on a discretionary basis by Thompson Advisors. Thompson Advisors is also the general partner of Parabolic, which is a private investment company and which beneficially owns certain of the shares specified above. G.Thompson is the son of Richard F. Thompson.


Item 2. (b)       Address of Principal Business Office or, if none, Residence

The principal business address of Richard F. Thompson, R.F. Thompson Investment Advisors, Ltd. and Parabolic Investment Fund, L.P. is 11116 Estancia Way, Carmel, IN 46032. The principal address of G. Thompson is 353 W. 107th Street, Carmel, IN 46032.

Item 2. (c)       Citizenship

Richard F. Thompson and G. Thompson are residents of the state of Indiana and Parabolic Investment Fund, L.P. and R.F. Thompson Investment Advisors,
Ltd. are organized under the laws of the State of Indiana.

Item 2. (d)       Title of Class of Securities

The class of equity securities of the Issuer to which this filing on Schedule 13G relates is common stock.

Item 2. (e)       CUSIP Number

The CUSIP Number of the Company's common stock is 98147T104.

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)      [  ]     Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).

         (b)      [  ]     Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c).

         (c)      [  ]     Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).

         (d)      [  ]     Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      [  ]     An investment adviser in accordance with
                           ss.240.13d-1(b)(1)(ii)(E);

         (f)      [  ]     An employee benefit plan or endowment fund in
                           accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g)      [  ]    A parent holding company or control person in
                          accordance with ss. 240.13d-1(b)(1)(ii)(G);

         (h)      [  ]    A savings associations as defined in Section 3(b) of
                          the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [  ]    A church plan that is excluded from the definition of
                          an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [  ]    Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).



Item 4.           Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of the close of business on October 1, 2004, the reporting persons owned collectively 2,825,350 shares. They were owned respectively as follows: Richard
F. Thompson, personally, 1,729,500 shares, which included warrants to purchase 177,000 shares; accounts managed by R.F. Thompson Investment Advisors, Ltd. owned an aggregate of 108,800 shares which included warrants to purchase 18,000 of the authorized but unissued shares of the Issuer; Parabolic Investment Fund, L.P. was beneficial owner of an aggregate of 785,000 shares which included warrants to purchase 75,000 of the authorized but unissued shares of the Issuer. R.F. Thompson Investment Advisors, Ltd. does not own any shares, but its clients beneficially own 108,800 common shares of the Issuer and that number includes warrants to acquire 18,000 of the authorized but unissued shares of the Issuer. Richard F. Thompson is the president of R.F. Thompson Investment Advisors, Ltd. and has discretionary authority to dispose of those shares. Parabolic Investment Fund, L.P. is a private investment company organized under the laws of the state of Indiana. It beneficially owns 785,000 common shares of the Issuer. Of that number, 75,000 of those shares are represented by warrants pursuant to which Parabolic may purchase authorized but unissued common shares of the Issuer. R.F. Thompson Investment Advisors, Ltd. is the general partner and investment advisor of Parabolic Investment Fund, L.P. Therefore, Richard F. Thompson may be deemed to directly or indirectly own or control all of the shares reported above.

         Excluded from the above-reported numbers are the shares owned of record by Gregory Thompson ("G. Thompson"). G. Thompson is the son of Richard F. Thompson and has sole dispositive and voting rights with respect to the 98,375 shares which he owns and the 10,000 warrants which he owns. G. Thompson disclaims beneficial ownership of the shares reported by Richard Thompson. Richard Thompson disclaims beneficial ownership of the shares reported by G. Thompson.


Item 4(b)         Percent of Class


As of the close of business on October 1, 2004, Richard F. Thompson,  Parabolic,
G. Thompson and R.F. Thompson Investment Advisors and its clients, beneficially owned 8.1% of the common shares outstanding of the Issuer. Mr. Thompson is the president of R.F. Thompson Investment Advisors, Ltd. which is the general partner of Parabolic. Through those relationships, R.F. Thompson Investment Advisors and Richard F.Thompson may be deemed to be directly or indirectly beneficially own 7.8% of the common shares outstanding of the Issuer.


Item 4(c) Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote: 2,731,300

         (ii) Shared power to vote or to direct the vote: 0

         (iii) Sole power to dispose or to direct the disposition of: 2,731,300

         (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.         Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

Various persons have the right to receive dividends with respect to the R.F. Thompson Investment Advisors, Ltd. managed accounts or the proceeds of the sale of the shares held in the respective accounts.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.           Identification and Classification of Members of the Group

The members of the group are Richard F. Thompson, Gregory Thompson, Parabolic and R.F. Thompson Investment Advisors, Ltd. For additional information see pages 2, 3, 4 and 5 of this Schedule 13G

Item 9.           Notice of Dissolution of Group

Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        /s/ Richard F. Thompson
                                       Richard F. Thompson


                                       R.F. Thompson Investment Advisors, Ltd.


                                       By: /s/ Richard F. Thompson
                                           Richard F. Thompson, President


                                        Parabolic Investment Fund, L.P.

                                            /s/ Richard F. Thompson
                                        By: R.F. Thompson Investment
                                            Advisors, Ltd., General Partner


                                        By: /s/ Richard F. Thompson
                                            Richard F. Thompson, President


                                         /s/ Gregory Thompson
                                         Gregory Thompson